MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

C O N T E N T S

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: March Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N. LaSalle St., Ste. 2300
(No. and Street)

Chicago	Illinois	60602-3975
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Rice (312) 640-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Drive, Suite 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, __Richard J. Rice__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __March Capital Corporation__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

OFFICIAL SEAL
MECHELLE MATHIS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES DECEMBER 29, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON STATEMENT OF FINANCIAL CONDITION

To the Stockholder of
March Capital Corporation
Chicago, IL

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of March Capital Corporation as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of March Capital Corporation's management. Our responsibility is to express an opinion on March Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to March Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as March Capital Corporation's auditor since 1999.

Chicago, IL

February 28, 2020

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$ 91,402	
Accounts receivable	239,540	
Due from stockholder	98,012	
		$ 428,954

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$ 209,511	
Accrued Illinois replacement tax	2,349	
Client advanced expenses	5,491	
Payroll taxes	16,826	
Subordinated loan	50,000	
		$ 284,177

Stockholder's Equity:

Common stock, $10 par value, 200 shares authorized;		
100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	137,560	
		144,777
		$ 428,954

See Notes to Statement of Financial Condition.

1. Nature of Operations:

   March Capital Corporation (the Company) is an Illinois corporation, formed by the sole stockholder on September 5, 1990. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a broker-dealer in a total of twenty states and territories, including the State of Illinois, its principal place of business.

   The Company operates as a broker-dealer which raises capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early stage business ventures.

   The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)ii provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemptions provided in Rule 15c3-3(k)(2)(ii), and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing and non-carrying firm.

2. Summary of Significant Accounting Policies:

   a. Basis of Presentation and Accounting:

      The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the statement of financial condition. The statement of financial condition was prepared using the accrual basis of accounting, as required by GAAP.

   b. Use of Estimates:

      The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   c. Financial Instruments:

      The Company's financial instruments generally consist of cash, accounts receivable, accounts payable and subordinated debt for which recorded values approximate fair values based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy. See Note 4.

2. Summary of Significant Accounting Policies – continued:

    d. Cash:

    The Company presently maintains cash in a bank checking account insured by the Federal Deposit Insurance Corporation (FDIC). Current coverage is limited to $250,000. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits; however, the Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

    e. Accounts Receivable:

    The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from its customers. Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk. After a transaction is complete, a customer has a set time to pay the balance owed as defined by their contract.

    Accounts receivable are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles. However, the Company's collection history has been favorable, and bad debts on these receivables have been relatively immaterial. See Note 2c.

    f. Accounts Payable:

    The Company owes to Registered Representatives (RR's) a share of its earned commissions based on percentages provided in their respective contracts. Payment is due to RR's within five days of the Company's receipt of the funds, unless otherwise stipulated. See Note 2c.

    g. Income Taxes:

    Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for that tax has been made in the statement of financial condition, if necessary. For the year ended December 31, 2019, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and state tax authorities.

    h. Management's Review of Subsequent Period:

    Management has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2020, the date the statement of financial condition was available to be issued.

3. Subordinated Debt:

At December 31, 2019, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective November 10, 2014. The note provides for interest at 15%, payable quarterly, with a stated maturity of November 9, 2015. Without action of the Company or the lender, the maturity date of the note shall be extended an additional year each year unless on or before the date seven months preceding the scheduled maturity date, the lender shall notify the Company that the Scheduled Maturity Date shall not be extended. No such action had been taken by either party as of December 31, 2019.

The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated debt is valued at principal plus accrued interest, which approximates fair value. See Notes 2c and 4.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed securities.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

4. Fair Value of Financial Instruments - continued

- **Level 3**. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See Note 2c.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2019, the Company had net capital of $86,981, which was $71,369 in excess of its required net capital of $15,612. The Company's ratio of aggregate indebtedness to net capital was 269.23% to 1 at December 31, 2019.

6. Due from Stockholder:

The unsecured balance is non-interest bearing with no stated maturity.

7. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition of the Company.